

January 28, 2011

<u>Via U.S. Mail</u>

W. Hildebrandt Surgner, Jr.
Corporate Secretary and Senior Assistant General Counsel
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

>   **Re: Altria Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 24, 2010**
>   **File No. 1-8940**
>   **Response Letter Filed January 19, 2011**

Dear Mr. Surgner:

    We refer you to our comment letter dated December 22, 1010. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,
>
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

    cc: Max Webb
         Assistant Director
         Division of Corporation Finance